UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 25 through March 26, 2008

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                  Progress on share repurchase program KPN, dated March 25, 2008;

•                  KPN to acquire Blau Mobilfunk, dated March 26, 2008;

•                  KPN applied for delisting from New York, London and Frankfurt Stock Exchanges, dated March 26, 2008;

•                  KPN announces Eurobond, dated March 26, 2008;

•                  KPN issues EUR 850 million Eurobond, dated March 26, 2008.

Press release

Progress on share repurchase program KPN	Date
25 March 2008

Number
014pe

Further to the share repurchase program announced on 5 February 2008, KPN announces that, during 17 March to 21 March 2008, it has repurchased 4,525,000 KPN ordinary shares at an average price of EUR 11.10. To date, approximately 18% of the repurchase program has been completed. The repurchase program that started on 22 February 2008 will run through 31 December 2008.

Press release

KPN to acquire Blau Mobilfunk	Date
26 March 2008

Number
015pe

KPN announces that it has entered into an agreement to acquire Blau Mobilfunk GmbH. Blau Mobilfunk is a wholesale partner of KPN’s German mobile operator E-Plus, focusing on the discount and ethnic market segments via own and partner brands. Through the acquisition E-Plus will further strengthen is strategic position in the growing discount and ethnic segments in Germany.The current management will stay on board and also the structure of the company will remain unchanged.

By year end 2007 Blau posted revenues of EUR 42 million, a fourfold increase compared to 2006.Blau Mobilfunk employs 60 people. Its head office is based in Hamburg.The transaction is subject to approval from the German competition authority.

Press release

KPN applied for delisting from New York, London and Frankfurt Stock Exchanges	Date
26 March 2008

Number
016pe

As announced in December 2007, KPN is delisting its American Depositary Receipts (ADRs) from the New York Stock Exchange (NYSE) and its ordinary shares from the London Stock Exchange and the Frankfurt Stock Exchange. KPN yesterday filed a Form 25 with the Securities and Exchange Commission (SEC) to effect the delisting of its ADRs from the NYSE. The delisting is expected to become effective on April 4, 2008. KPN reserves the right to withdraw the Form 25 for any reason prior to its effectiveness.

KPN also provided written notice to the London Stock Exchange and the Frankfurt Stock Exchange of its request to delist the KPN ordinary shares from those exchanges. The delisting of the KPN ordinary shares from the London Stock Exchange is expected to become effective on April 4, 2008, and the delisting of the KPN ordinary shares from the Frankfurt Stock Exchange is expected to become effective in the third quarter of 2008. KPN reserves the right to withdraw its requests for delisting for any reason prior to their effectiveness.

KPN confirms its intention to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the U.S. Securities Exchange Act as soon as practicable following the delisting of the ADRs from the NYSE. Upon the filing of the Form 15F, KPN’s reporting obligations under the U.S. Securities Exchange Act will be immediately suspended. The deregistration will be effective 90 days after the filing, unless the Form 15F is withdrawn by KPN prior to such time. KPN reserves the right to delay or withdraw for any reason the filing of the Form 15F.

The deregistration by KPN will also cover KPN’s outstanding U.S. dollar denominated bonds issued in 2000. KPN’s obligations to these bondholders will not be affected by the deregistration.

KPN will convert its current ADR program into a Level I ADR program to give current ADR holders the option to continue to hold ADRs. Level I ADRs are traded in the U.S. over-the-counter (OTC) market as opposed to on a U.S. national securities exchange. KPN’s ordinary shares will continue to be traded on Euronext Amsterdam.

KPN will continue to publish its Annual Report, Accounts and other material investor communications on its corporate website, www.kpn.com/ir, in accordance with U.S. Securities Exchange Act Rule 12g3-2(b).

KPN is committed to providing a high standard of corporate governance, information and disclosure in line with the current Dutch corporate governance code and regulatory requirements. KPN is also focused on continuously improving the quality of its internal control and risk management, wherein the positive elements of the Sarbanes-Oxley legislation will continue to form part of KPN’s governance, internal control and reporting.

Press release

Date
26 March 2008

Number
KPN announces Eurobond	017pe

KPN announces its intention to issue a benchmark Eurobond under its Global Medium Term Note program. The proceeds of this bond will be used to refinance bonds maturing in 2008, to redeem the temporary drawdowns on the credit facilities and for general corporate purposes.

In the interest of maintaining flexibility to invest in and grow KPN’s business and to maximize returns to shareholders whilst protecting the interest of bondholders, KPN targets an optimum capital structure as set out in its financial framework which involves a net debt to EBITDA (1) ratio within the range of 2 to 2.5 times. Furthermore, KPN intends to maintain a minimum credit rating of Baa2 (Moody’s) and BBB (S&P).

KPN’s net debt amounted to EUR 11.0 bn whilst the net debt to EBITDA ratio stood at 2.3x by the end of Q4 2007. KPN has a credit rating of BBB+ with a negative outlook by S&P and Baa2 with a stable outlook by Moody’s.

BNP Paribas, Rabobank and RBS have been appointed to act as joint book runners for this transaction.

(1) Based on 12 months rolling EBITDA excluding book gains/losses and restructuring costs, both over EUR 20 mn

Press release

Date
26 march 2008

Number
KPN issues EUR 850 million Eurobond	018pe

KPN has successfully launched a EUR 850 million Eurobond with a long 7 year maturity and a coupon of 6.50%. The bond was placed with a broad range of institutional investors in Europe.

The bonds have been issued under KPN’s Global Medium Term Note program and will be listed on Euronext Amsterdam. The proceeds of this bond will be used to redeem the temporary drawdowns on the credit facilities, to refinance bonds maturing in 2008 and for general corporate purposes.

KPN has a credit rating of BBB+ with negative outlook by S&P and Baa2 with stable outlook by Moody’s.

BNP Paribas, Rabobank and RBS have acted as joint book runners for this transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 28, 2008	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel